

Mail Stop 4631

October 15, 2009

via U.S. mail and facsimile

Randolph Gress, CEO
Innophos Holdings, Inc.
Innophos, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

> **RE: Innophos Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 1-33124**
>
> **Innophos, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 333-129951**

Dear Mr. Gress:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief